[Reference Translation]

                                                               December 15, 2008

To Whom It May Concern:

                                   Company Name: TOYOTA MOTOR CORPORATION
                                   Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                   Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)

                Toyota Comments on Media Reports about Toyota's
                -----------------------------------------------
             Forecast of Consolidated Financial Results for FY2009
             -----------------------------------------------------


Toyota Motor Corporation ("Toyota") commented on certain media reports appearing from December 13, 2008, regarding Toyota's forecast of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009). The forecast in the media reports is not based on any official announcements made by Toyota.